Exhibit 99.6

ZenaTech’s ZenaDrone Subsidiary Positioned for U.S. Defense and Government Demand for NDAA-Compliant Drones from Recent FCC Public Notice

Vancouver, British Columbia, (January 6, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for business and government, today announces its strategic alignment with recent U.S. government’s actions restricting new foreign-made drone equipment, which has the potential to positively position its ZenaDrone U.S.-based drone subsidiary for U.S. Defense and Government demand. Additionally, recent developments in South America have underscored the growing role of drone-based intelligence and situational awareness in U.S. military operations, supporting favorable demand trends for domestic, NDAA-compliant drone manufacturers.

“Recent developments reinforce the clear reality that drones are now foundational to national security operations.  The U.S. is moving quickly to secure trusted supply chains and strengthen its response to drone threats,” said Shaun Passley, Ph.D., ZenaTech CEO. “We believe ZenaDrone is strategically positioned for success within this environment, including our pursuit of Blue UAS certification, ensuring full NDAA-compliant drone platforms, and our drone manufacturing facilities based in the U.S. We continue our ongoing focus on delivering secure, and compliant drone solutions for ISR, inspection, critical cargo, and infrastructure protection, which we believe meet the evolving needs of defense and government customers.

On December 22nd, 2025, the FCC’s (Federal Communications Commission) Public Safety and Homeland Security Bureau issued a public notice that updated the Covered List, restricting authorization of new foreign-made UAS (Unmanned Aircraft Systems) equipment—including dominant foreign drone maker, DJI—based on national security determination. The FCC clarified that drones already authorized and in use are not immediately impacted. This list targets equipment that poses an unacceptable risk to the national security and safety of Americans. These regulatory developments underscore a shift toward trusted and compliant drone technologies, positioning ZenaDrone for increased adoption of its American-made, NDAA-compliant (National Defense Authorization Act) drone platforms across defense, public-sector, and government applications.

Further, management believes the current FCC updates, combined with other recent U.S. defense policy directives, may benefit the company’s pursuit of U.S. Defense and Government business by:

•Rising demand for NDAA-compliant, trusted US drone platforms, as federal users prepare for constrained availability of newly authorized foreign-made drone models. ZenaDrone’s Arizona drone manufacturing and assembly plant, and US-aligned Taiwan-based NDAA drone component parts manufacturing subsidiary are both being commissioned for operations in new and expanded facilities

•Expanded deployment opportunities and counter-UAS requirements driven by increased US emphasis on situational awareness, coordination, and operational resilience. ZenaDrone’s platform supports ISR, autonomous cargo delivery and inventory management applications, extending its relevance across defense use cases. ZenaDrone also plans to develop, patent, and accelerate counter-UAS technology for future deployment

ZenaDrone’s multi-function AI drone systems for government and defense are currently at various pilot and certification readiness stages and include:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy, and secure communications via its proprietary Drone Net system. Designed for inspection, surveillance, and reconnaissance (ISR) applications, critical cargo applications, and border patrol via a gas version currently under development, being designed for longer flights. It has undergone paid trials with both the US Air Force and Navy Reserve for applications, including critical cargo delivery such as temperature-controlled medical supplies

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military facilities for inventory management via barcode scanning and security applications, features obstacle avoidance and AI-driven drone swarms or fleets

•The IQ Square, a VTOL drone (starting size 40” X40”) engineered for line-of-sight land surveys, infrastructure inspections, road and bridge inspections, and defense reconnaissance tasks

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus defense, agriculture, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouses, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.